Filed Pursuant to Rule 433

Free Writing Prospectus dated November 17, 2025

Relating to Preliminary Prospectus Supplement dated November 17, 2025

Registration Statement No. 333-291446

Smurfit Westrock Financing DAC

5.185% Senior Notes due 2036 (the “Notes”)

Pricing Term Sheet dated November 17, 2025 to the Preliminary Prospectus Supplement dated November 17, 2025 of
Smurfit Westrock Financing DAC (the “Preliminary Prospectus Supplement”)

This Pricing Term Sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement. The information in this Pricing Term Sheet supplements and supersedes the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. Unless otherwise indicated, capitalized terms used but not defined herein have the meanings given to them in the Preliminary Prospectus Supplement.

Issuer:	Smurfit Westrock Financing DAC
Guarantors:	Smurfit Westrock plc and certain of its subsidiaries
Offering Format:	SEC Registered
Expected Ratings*:	Baa2 (Moody’s) / BBB (S&P) / BBB+ (Fitch)
Trade Date:	November 17, 2025
Settlement Date**:	November 21, 2025 (T+4)
Notes Offered:	5.185% Senior Notes due 2036
Principal Amount:	$800,000,000
Coupon:	5.185%
Interest Payment Dates:	January 15 and July 15 of each year, commencing July 15, 2026
Interest Record Dates:	January 1 and July 1
Maturity Date:	January 15, 2036

Spread to Benchmark Treasury:	+105 basis points
Benchmark Treasury:	UST 4.000% due November 15, 2035
Benchmark Treasury Price and Yield:	98-29; 4.135%
Yield to Maturity:	5.185%
Price to Public:	99.987% of principal amount
Gross Proceeds:	$799,896,000
Underwriting Discount:	0.650%
Optional Redemption:	Make-whole call at T+20 basis points Par call on or after October 15, 2035
Tax Redemption:	Par call upon the occurrence of specified tax events described under “Description of the Notes — Redemption for Taxation Reasons” in the prospectus supplement
CUSIP / ISIN:	83272Y AC6 / US83272YAC66
Change of Control Repurchase Event:	Put at 101% of principal plus accrued and unpaid interest and Additional Amounts, if any, to, but excluding, the date of purchase, subject to occurrence of a Change of Control Repurchase Event
Denominations:	Minimum denominations of $200,000 and integral multiples of $1,000 in excess thereof
Governing Law:	New York
Expected Listing:	Application will be made for the Notes to be admitted to the Official List of the Irish Stock Exchange plc trading as Euronext Dublin, admitted to trading on the Global Exchange Market and added to the Euronext ESG Bonds platform in accordance with the rules of that exchange.
Joint Book-Running Managers:

Citigroup Global Markets Inc.

Credit Agricole Securities (USA) Inc.

Mizuho Securities USA LLC

Wells Fargo Securities, LLC

ING Financial Markets LLC

J.P. Morgan Securities LLC

PNC Capital Markets LLC

RBC Capital Markets, LLC

SMBC Nikko Securities America, Inc.

Senior Co-Managers:

Barclays Capital Inc.

BNP Paribas Securities Corp.

Commerz Markets LLC

Danske Markets Inc.

Deutsche Bank Securities Inc.

Goodbody Stockbrokers UC

Lloyds Securities Inc.

NatWest Markets Securities Inc.

Rabo Securities USA, Inc.

Santander US Capital Markets LLC

Scotia Capital (USA) Inc.

SEB Securities, Inc.

TD Securities (USA) LLC

Co-Managers:	Bank of China (Europe) S.A. Regions Securities LLC Siebert Williams Shank & Co., LLC The Governor and Company of the Bank of Ireland

***

* A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

** Delivery of the Notes will be made to investors on or about November 21, 2025, which will be the fourth business day in New York following the date of pricing of the Notes (such settlement being referred to as “T+4”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to their date of delivery will be required, by virtue of the fact that the Notes initially settle in T+4, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes on a date that is prior to the first business day prior to delivery of the Notes should consult their own advisor.

Smurfit Westrock has filed a registration statement (including a base prospectus) and the Preliminary Prospectus Supplement with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus Supplement, the accompanying base prospectus in that registration statement, this Pricing Term Sheet and other documents Smurfit Westrock has filed with the SEC for more complete information about Smurfit Westrock and this Offering. You may obtain these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, Smurfit Westrock, any underwriter or any dealer participating in this Offering will arrange to send you the Preliminary Prospectus Supplement, the final prospectus supplement (when available) and the accompanying base prospectus if you request it by calling Citigroup Global Markets Inc. at +1-800-831-9146 (toll free), Credit Agricole Securities (USA) Inc. at +1-866-807-6030 (toll free), Mizuho Securities USA LLC at +1-866-271-7403 and Wells Fargo Securities, LLC at +1-800-645-3751 (toll free).

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.